FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Global Freight Provider, iCargo Alliance, Deploys EDI Solution Powered by Magic’s Integration Platform

PRESS RELEASE

Global Freight Provider, iCargo Alliance, Deploys EDI Solution Powered by Magic’s Integration Platform

EDI solution from Magic partner, JAG Software, enables iCargo to increase operational efficiency and improve customer service

Or Yehuda, Israel, February 18, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that iCargo Alliance Ltd, a global alliance of Non Vessel Owning Common Carriers (NVOCCs), has deployed a centralized electronic data interchange (EDI) solution powered by Magic xpi Integration Platform to increase operational efficiency and improve customer service.

With a global network operating in more than 60 locations, spanning different countries and languages, iCargo Alliance needed a solution to facilitate the efficient exchange of documents between its business partners. iCargo turned to JAG Software who created an EDI solution, based on the Magic xpi Integration Platform, to automatically transform and translate documents to standardized electronic formats, eliminating the need for manual data entry, shortening processing cycles, while reducing errors and costs.

"With so many different transformations and translations required, we were pleasantly surprised by how quickly and smoothly the implementation went. The fast deployment enabled us to start generating a return on investment within a few short months,” stated Makarand Pradhan, Group Chairman at iCargo Alliance. “We’re already planning a second phase of the project, involving additional integration points, to let us track and trace shipments in real-time.”

"iCargo Alliance understands how automating business processes through software solutions enables them to enhance innovation and boost productivity. We are happy to have been selected as strategic solution provider by such a forward-thinking organization," states Gopi Menon, Director at JAG Software Solution India. "Magic’s code-free integration platform with its visual drag, drop and configure approach and high availability architecture enabled us to complete the project within a short timeframe and with confidence," concludes Gopi.

Nitin Bhosle, General Manager at Magic Software Enterprises India added, “We’re pleased to have JAG Software as a Magic partner and congratulate them on another successful project. Built-in In-Memory Data Grid architecture, support for real-time events, and certified and optimized adapters for leading enterprise systems make Magic xpi an excellent choice for all types of EDI solutions and many other application integration solutions.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About JAG Software Solutions

Jag Software Solutions is a global provider for customized software application development for varied industry verticals. Apart from customized development, we specialize in software integration and migration, reengineering of legacy software application, mobile application development, consulting services and resource outsourcing.

For more information, visit www.jagsoftware.in

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Global Freight Provider, iCargo Alliance, Deploys EDI Solution Powered by Magic’s Integration Platform

Exhibit 10.1